GX2 SPREAD MARKETS, LLC

(an Illinois Limited Liability Company)

FINANCIAL STATEMENT

CONTENTS

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SEC FILE NUMBER
8-69460

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GX2 Spread Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

190 S. LaSalle St., Ste 1950
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Floriaan van der Knaap	332-240-5096	fvanderknaap@gx2spreadmarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct. N., Ste 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

December 21, 2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Jaberg _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GX2 Spread Markets, LLC _____, as of 12/31 _____, 2 024 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RICHARD M ANDREW
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AN6163244
Qualified in New York County
My Commission Expires 03-19-2027

Signature: *[signature]*

Title:

President & Chief Executive Officer

[signature]
Notary Public

This filing** contains (check all applicable boxes):

■ (a) Statement of financial condition.

■ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

■ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
GX2 Spread Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GX2 Spread Markets, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of GX2 Spread Markets, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as GX2 Spread Markets, LLC's auditor since 2024.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 26, 2025

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

GX2 SPREAD MARKETS, LLC

Statement of Financial Condition

December 31, 2024

ASSETS

Cash	$	502,345
Receivables from clearing brokers		3,752,789
Other assets		77,111
Total Assets	$	4,332,245

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	396,174
Total Liabilities		396,174

COMMITMENTS AND CONTINGENCIES

Member's equity		3,936,071
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	**4,332,245**

See accompanying notes.

GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)

NOTES TO FINANCIAL STATEMENT

YEAR ENDED DECEMBER 31, 2024

(1) NATURE OF BUSINESS

GX2 SPREAD MARKETS, LLC (the "Company'), an Illinois Limited Liability Company, offers treasury aggregation and algorithmic execution on a principal, a riskless principal, and an agency basis on multiple products to registered broker-dealers, institutional customers and professional traders. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC"), and as an introducing broker with the Commodity Futures Trading Commission ("CFTC"). The Company is a wholly owned subsidiary of GX2 Systems, LLC, which is ultimately wholly owned by South Street Securities Holdings, Inc.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Policies
The Company follows the single source of authoritative U.S. Generally accepted accounting principles ("GAAP") set by the Financial Accounting Standards Board to be applied by nongovernmental entities, *Accounting Standards Codification* ("ASC"), in the preparation of their financial statements.

Securities and Futures Transactions
Securities transactions are recorded on the trade date and, accordingly, include gains and losses on unsettled transactions. Futures transactions and resulting gains and losses are recorded on the trade date. Gains and losses on any open futures contracts are reflected in income. The commission structure for certain trading activities is such that transaction costs are charged as an adjustment of the execution price in lieu of direct commission expenses; hence, those execution price adjustments are included as a component of Trading Income.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, have either short-term maturities, are re-priced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income."

Accounting for Uncertainty in Income Taxes
ASC 740-10-50, "Accounting for Uncertainty in Income Taxes," provides guidance regarding how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740-10-50 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are

"more-likely-than-not" of being sustained by the applicable tax authority. The Company has not identified any uncertain tax positions as of December 31, 2024.

Allowance for Credit Losses
Included in other assets, fees receivable for agency transaction revenue of $72,499. The Company evaluates the collectability of fee receivables based on a combination of factors using the current expected credit loss ("CECL") framework. In circumstances where the Company is aware of a specific inability to pay, the Company will fully allow for any outstanding amounts deemed uncollectible. For all other customers, the company records an allowance for expected credit losses against any billed receivable balance based on the length of time the receivable is past due and historical experience. The current allowance for expected credit losses is $0 at December 31, 2024.

(3)   SEGMENT REPORTING

The Company reports its operating expenses in accordance with FASB ASC 280, Segment Reporting. FASB ASC 280-10 requires that general purpose financial statements include segment information that is prepared using a method referred to as the management approach. The management approach requires that segment information be reported based on how management internally organizes the segments for purposes of allocating resources and assessing performance. The management approach allows financial statement users to see disaggregated information about the entity through the eyes of management and to assess the performance of the segments in the same way that management reviews them.

The determination of an entity's operating segments is the first step in determining what segment information needs to be reported in the entity's financial statements. Operating segments are identified based on management's internal reporting structure, and its operating results are regularly reviewed the Company's Chief Operating Decision Maker ("CODM"). The Company has identified its CODM to be the Chief Executive Officer. GX2 Spread Markets, LLC is identified as a single reportable segment, which engages in a single line of business and operates as a single unit operating entity. The operating decisions are made from viewing the entity as a whole, including the review of operating results and regulatory capital levels.

(4)   FAIR VALUE MEASUREMENTS

The Company adheres to the provisions of ASC 820-10, "Fair Value Measurements," which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., "exist price") in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on the market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company records its financial instruments at fair value and categorizes them based upon a fair value hierarchy in accordance with ASC 820-10. At December 31, 2024, the Company had no open financial instruments. At December 31, no valuation techniques have been applied to any nonfinancial assets or liabilities included in the statement of financial condition. Due to the nature of the items, all have been recorded at their historic value.

(5)   *INCOME TAXES*

No provision has been made for income taxes as the taxable income or loss of the Company is included in the income tax return of the member.

(6)   *CONCENTRATIONS OF CREDIT RISK*

At December 31, 2024, the Company had significant concentrations of credit risk which consisted of a cash bank balance at a financial institution in Chicago which exceeded the amount insured by the Federal Deposit Insurance Corporation by approximately $252,345 (representing approximately 6% of total Company equity) and deposits with three of the Company's clearing firms approximating 23%, 19%, 54% (collectively 95%) of the total firm equity. The Company's management monitors the creditworthiness of these institutions.

(7)   *REGULATORY MATTERS*

As a registered broker/dealer, the Company is subject to SEC Rule 15c3-1 (the Uniform Net capital Rules) which require the maintenance of minimum net capital. The Company has elected to compute net capital using the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2024, the Company had net capital and minimum net capital requirements of $3,858,960 and $250,000, respectively, and had no customer accounts.

These regulatory capital requirements may effectively restrict advances to affiliates or capital withdrawals.

(8)   *RECENTLY ISSUED ACCOUNTING STANDARDS*

For the year ending December 31, 2024, various Accounting Standards Updates issued by the Financial Accounting Standards Board ("FASB") were either newly issued or had effective

implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

The FASB accounting standard ASC 842, "Leases", governs the accounting and reporting of leases by lessees. This standard generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease of Finance lease; and 3) expanded disclosures of lease agreements, cost, and other matters.

The Company shares its office space with an affiliate under terms of an annual expense sharing agreement. This agreement is not subject to ASC 842 under the short-term exemption. As a result, the adoption of ASC 842 had no effect on the Company's financial statements for the year ended December 31, 2024.

(9) RELATED PARTY TRANSACTIONS

The Company is party to an expense sharing agreement with an GX2 Systems LLC, sole member of the Company, under which they share certain general and administrative services including certain salaries, rent, and administrative fees. Costs allocated to the Company during the period totaled $3,724,956.

(10) EMPLOYEE BENEFIT PLAN COVERAGE

Eligible employees of the Company are covered under a 401(k) profit-sharing plan (the "Plan") sponsored by an affiliate. The Company may make discretionary contributions to the Plan, subject to certain limitations, as set forth in the Plan Agreement. During the year ended December 31, 2024, matching contributions total $875.

(11) COMMITMENTS, CONTINGENCIES, AND GUARANTEES

At December 31, 2024, the Company does not have any commitments, contingencies, or guarantees that would result in a loss or a future obligation.

(12) SUBSEQUENT EVENTS

As of December 31, 2024, South Street Securities LLC, a FINRA member and affiliate of the Company, which is ultimately owned by the owner of the Company, has filed a Continuing Membership Application (CMA) to merge with the Company. The CMA was approved by FINRA on March 12, 2025.

As of December 31, 2024, South Street Securities LLC, a FINRA member and affiliate of the Company, which is ultimately owned by the owner of the Company, has filed a membership

application with the National Futures Association ("NFA"). The membership application with the NFA was approved on March 21, 2025.

As of March 26, 2025, the date which the financial statements were issued, management has determined that no other subsequent events have occurred after December 31, 2024, which require disclosure in the financial statements.